[Adobe Letterhead]

May 31, 2006

Kathleen Collins

Tom Ferraro

Kari Jin

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Adobe Systems Incorporated
File No. 0-15175

Ladies and Gentlemen:

On behalf of Adobe Systems Incorporated (“Adobe” or the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 12, 2006 with respect to the Company’s (a) Annual Report on Form 10-K for the year ended December 2, 2005, (b) Quarterly Report on Form 10-Q for the quarter ended March 3, 2006, and (c) Current Report on Form 8-K, dated March 22, 2006. The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience, we have incorporated into this response letter.

Form 10-K for the Fiscal Year Ended December 2, 2005

Note 11. Stockholders’ Equity, page 91

Stock Repurchase Program I – On-Going Dilution Coverage

1.                                      We note your disclosure that the company entered into several structured stock repurchase agreements with large financial institutions during fiscal 2005 and that amounts paid to financial institutions are recorded as treasury stock “upon payment.”  Explain the basis for recording up-front payments to financial institutions as treasury stock, prior to the acquisition of common stock and provide the authoritative literature that supports your accounting. Further explain how the up-front payments to financial institutions impact the computation of earnings per share and whether any amounts not expended by financial institutions at the termination of these arrangements are returned to the Company.

Adobe enters into structured stock repurchase programs with third party financial institutions whereby we make upfront cash payments upon the execution of the arrangement. The financial institution then utilizes the cash to deliver to Adobe, at certain intervals during the contract term, a certain number of shares based on the volume weighted average price less a specified discount.

As noted by the Staff, we record a debit to contra-equity (treasury stock) at the time payment is rendered to these financial institutions. We considered the guidance in Statement of Financial Accounting Standard No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”), Statement of Financial Accounting Standard No. 133, “Accounting For Derivative Instruments and Hedging Activities” (“SFAS 133”) and Emerging Issues Task Force Issue No. 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.” (“EITF 00-19”). We concluded that SFAS 150 was not applicable. In the case of a physically-settled prepaid forward contract to repurchase a variable number of an issuer’s equity shares, the issuer does not have a conditional or unconditional duty or responsibility to transfer assets or issue equity shares because the assets have already been transferred at inception and, at maturity the issuer will receive a variable number of its equity shares. As a result, a physically-settled prepaid forward contract to repurchase a variable number of the issuer’s equity shares does not embody an obligation and is not within the scope of paragraph 11 or 12 of SFAS 150 (or any other paragraph in the standard).

We believe that the prepaid forward contracts to repurchase a variable number of shares of our common stock that require physical settlement should instead be accounted for in conformity with the guidance in SFAS 133 and EITF 00-19. If such a contract is classified as an equity instrument, the total amount paid at inception of the contract should reduce equity. Under EITF 00-19, subsequent adjustments to the value of the contract recorded in equity at inception would not be recognized as long as the instrument is classified in permanent equity.

Paragraphs 8, 12-32, and 36 of EITF 00-19 suggest that equity classification is appropriate in this situation (as the stock purchase agreements require physical settlement and no situation exists where Adobe would be required to pay additional cash). Since EITF 00-19 indicates that equity classification is appropriate, we believe that SFAS 133 is not applicable (i.e., the scope exception in paragraph 11(a) of SFAS 133 applies).

Based on the above analysis, we concluded that equity classification is appropriate (in this case contra-equity). We considered several other alternatives, including whether to record restricted cash, a prepaid asset, or a receivable, but concluded these presentations would be less preferable given the following:

•                 Restricted cash. Adobe is not restricted as to the use of cash. The cash is no longer under Adobe’s control as it has been paid to the financial institution.

•                 Receivable. Under the terms of the arrangement, Adobe does not have the future right to cash or other assets. Rather, we receive the right to receive Adobe common stock. Recording a current asset could inappropriately influence current ratios.

•                 Prepaid expense. We believe this could be misleading to readers of the financial statements given that no amount will ever be amortized to expense.

In addition, we do not believe that EITF 00-19 supports the above presentations.

With regard to how the up-front payments impact the computation of earnings per share, we do not exclude shares subject to repurchase from the denominator (i.e. reduction to shares outstanding) until such time as we receive the shares from the financial institution because to do so would be anti-dilutive. Because such prepaid forward purchase contracts do not require settlement in a fixed number of shares of our common stock, we believe that the guidance in SFAS 150 related to forward contracts that require physical settlement by repurchase of a fixed number of the issuer’s common shares in exchange for cash is not applicable. That is, the aggregate common shares underlying prepaid forward purchase contracts for a variable number of shares should not be deducted from the denominator in the calculation of basic and diluted earnings per share until the shares have been received.

We also considered Emerging Issues Task Force Issue No. 99-7, “Accounting for an Accelerated Share Repurchase Program,” however we believe the accounting guidance is not applicable to our structured repurchase program. Under the terms of the arrangements we have with financial institutions, there are no circumstances in which we would be required to make additional cash payments. There are also no provisions for the return of any upfront cash paid by Adobe from the financial institutions. However, in the extraordinary circumstance such as a merger event (where Adobe is acquired) or a nationalization, the shares of common stock to be delivered to Adobe may instead be in the form of the property received by a holder of Adobe common stock in such merger event or nationalization, which property could consist of cash.

In future filings, we will expand our disclosure of our structured stock repurchase program transactions to clarify the impact upon earnings per share as well as to clarify that there are no requirements to return funds to Adobe.

Form 10-Q for the Quarterly Period Ended March 3, 2006

Note 2. Acquisition, page 9

2.                                      We note your disclosures relating to the Company’s acquisition of Macromedia and related purchase price allocation to the fair value of assets and liabilities acquired. Explain the following as it relates to this acquisition and purchase price allocation:

•                  the factors that contributed to a purchase price that resulted in the recognition of approximately $2 billion of goodwill;

•                  the methods and assumptions used to identify value and determine the useful lives of intangible assets. Specifically address the intangible assets recorded by the Company in connection with the acquisition (trademarks, developed technology, core technology, patents, etc.) and the Company’s consideration of paragraph A14 of SFAS 141 (leases, etc.);

•                  how the Company considered EITF 04-1 in accounting for pre-existing relationships with Macromedia, if any; and

•                  the methods and assumptions used to determine the allocation of goodwill recorded to operating segments and reporting units.

We may have further comments based on your response.

We supplementally advise the Staff regarding the acquisition and purchase price allocation for Macromedia as follows:

Factors that contributed to a purchase price that resulted in the recognition of approximately $2 billion of goodwill:

The factors that contributed to the recognition of goodwill included:

•                  Securing buyer-specific synergies that increase revenue and profits and are not otherwise available to a marketplace participant such as (a) the combination of powerful development, authoring and collaboration tools in product offerings to customers, (b) the complementary functionality of the PDF and Flash platforms, and (c) the opportunity to grow in new markets, particularly in the mobile and enterprise segments,

•                  Acquiring a talented workforce, and

•                  Significant cost savings opportunities.

Such factors were discussed with Adobe’s Board of Directors as the strategic rationale for the acquisition, and the quantification of these factors was reflected in the financial projections that were used to support the purchase price negotiated for the transaction.

Methods and assumptions used to identify value and determine the useful lives of intangible assets:

The income approach was used to value the acquired intangible assets. Under the income approach, the fair value of an asset is based on the value of the cash flows that the asset can be expected to generate in the future. Specifically, the income approach with discounted cash flows was used to estimate the fair value of Macromedia’s acquired product rights, customer contracts and relationships, and non-competition agreements. The income approach with royalty savings was used to estimate the fair value of Macromedia’s trademarks. Consideration was given to other valuation methods, including the market approach and the cost approach, but it was determined that the income approach was the appropriate method. The analysis was performed by a nationally-recognized independent third party. The information and assumptions used in the valuation analysis included:

•                  Current and historical financial statements of Macromedia,

•                  Financial projections provided by Macromedia management, including revenue growth analysis ,

•                  The acquisition presentation to the Adobe Board of Directors prepared by an investment banking firm,

•                  Financial due diligence reports prepared by an independent public accounting firm,

•                  Investor relations’ presentations prepared jointly by Macromedia and Adobe,

•                  Discussions and interviews with Macromedia’s management on the history, current status and future prospects for the company’s products and business,

•                  Discussions with Adobe senior management personnel, and

•                  Various third party publications and data sources for the software industry.

Using the listing of intangible asset examples in paragraph A14 of Statement of Financial Accounting Standards No. 141, “Business Combinations” as a guide, Adobe conducted a thorough analysis of the documents noted above and conducted the interviews and discussions noted above in order to identify potential intangible assets. This process and analysis resulted in the identification of the intangible assets reported in our financial statements. In addition, specifically identified in the analysis was the fair value of leases which is included as part of “Net tangible assets.”

While the useful life of the intangible assets generally corresponds to the preponderance of the expected future cash flows from the asset, we also considered other factors to determine the useful life of such assets, including:

•                  Acquired product rights. Adobe’s roadmap regarding Macromedia’s technology, historical experience and rate of technological change with Web site design and development as well as packaged applications industries, and the product life cycle and new functionality arising from each product release.

•                  Customer contracts and relationships. Remaining contractual terms of the contracts, the assumed renewal rates and technology obsolescence.

•                  Non-competition agreements. The contractual term of the agreements.

•                  Trademarks. Expected utility of such trademarks post acquisition.

Consideration of EITF 04-01:

Adobe considered Emerging Issues Task Force No. 04-1, “Accounting for Preexisting Relationships between the Parties to a Business Combination,” but determined that it was not applicable since there was no outstanding litigation with Macromedia prior to the acquisition, nor were there any material pre-existing business relationships between Adobe and Macromedia.

Methods and assumptions used to allocate the goodwill to the reporting segments:

The goodwill was allocated to Adobe’s reporting segments by first determining the fair value of each reporting segment using the income approach. Under the income approach, the fair value of each reporting segment was determined based upon the future cash flows associated with the various products in the reporting segment. Once this value was determined, the tangible and identified intangible assets were assigned to each reporting segment. The difference between the fair value of each reporting segment and the value of the tangible and intangible assets was determined to be goodwill. The goodwill allocation analysis was performed by a nationally-recognized independent third party.

Form 8-K/A Filed March 23, 2006

3.                                      We note your use of non-GAAP measures under Item 9.01 of the Form 8-K noted above which excludes a number of recurring items. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures for each of your non-GAAP measures:

•                  the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•                  the economic substance behind management’s decision to use such a measure;

•                  the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•                  the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•                  the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes certain recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes core operating results.

In Adobe’s earnings press release dated March 22, 2006, filed on a Current Report on Form 8-K, dated March 23, 2006, we included the following statement regarding the use of non-GAAP financial measures:

“Adobe continues to provide all information required in accordance with GAAP, but it believes that evaluating its ongoing operating results may not be as useful if an investor is limited to reviewing only GAAP financial measures. Accordingly, Adobe uses non-GAAP financial information to evaluate its ongoing operations and for internal planning and forecasting purposes. Adobe’s management does not itself, nor does it suggest that investors should, consider such non-GAAP financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Adobe presents such non-GAAP financial measures in reporting its financial results to provide investors with an additional tool to evaluate Adobe’s operating results in a manner that focuses on what Adobe believes to be its ongoing business operations. Adobe’s management believes it is useful for itself and investors to review, as applicable, both GAAP information that includes the stock compensation impact of SFAS 123R, restructuring and other charges, amortization of purchased intangibles and incomplete technology, amortization of Macromedia deferred compensation, investment gains and losses, tax differences related to the timing and deductibility of the Macromedia acquisition-related charges and SFAS 123R stock-based compensation, the net tax impact of the repatriation of certain foreign earnings, and the non-GAAP measures that exclude such information in order to assess the performance of Adobe’s business and for planning and forecasting in subsequent periods. Whenever Adobe uses such a non-GAAP financial measure, it provides a reconciliation of the non-GAAP financial measure to the most closely applicable GAAP financial measure. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measure as detailed above.

For the first and second quarter of fiscal year 2006, Adobe’s GAAP financial information and targets include the stock compensation impact of SFAS 123R, restructuring and other charges, amortization of purchased intangibles and incomplete technology, amortization of Macromedia deferred compensation, and tax differences related to the timing and deductibility of the Macromedia acquisition-related charges and SFAS 123R stock-based compensation. Also, in accordance with GAAP, Adobe incurs investment gains and losses from its venture program. These charges are otherwise unrelated to Adobe’s ongoing business operations and are excluded from its non-GAAP financial information and targets.

In fiscal year 2005, Adobe included the net tax impact of the repatriation of certain foreign earnings. This tax impact is not indicative of Adobe’s ongoing business operations and thus is excluded from its non-GAAP financial information.”

The manner in which management uses the non-GAAP measure to conduct or evaluate its business:

For our internal budgeting and resource allocation process, Adobe’s management uses financial information that does not include: (a) the stock-based compensation impact of SFAS 123R, (b) restructuring and other charges, (c) amortization of purchased intangibles and incomplete technology, (d) amortization of Macromedia deferred compensation, (e) investment gains and losses, (f) tax differences related to the timing and deductibility of the Macromedia acquisition-related charges, (g) tax differences related to the timing and deductibility of SFAS 123R stock-based compensation, and (h) the net tax impact of the repatriation of certain foreign earnings. Adobe’s management uses these non-GAAP financial measures in making operating decisions because we believe the measures provide meaningful supplemental information regarding Adobe’s operational performance and gives us a better understanding of how we should invest in research and development and fund infrastructure and go-to-market strategies. In addition, these non-GAAP financial measures facilitate management’s internal comparisons to our historical operating results and comparisons to competitors’ operating results.

The economic substance behind management’s decision to use such a measure:

A.            Stock compensation impact of SFAS 123R. These expenses consist of expenses for employee stock options and employee stock purchases under SFAS 123(R). Adobe excludes stock-based compensation expenses from its non-GAAP measures primarily because they are non-cash expenses that Adobe does not believe are reflective of ongoing operating results. Further, as Adobe applies SFAS 123R, it believes that it is useful to investors to understand the impact of the application of SFAS 123R to its results of operations.

B.            Restructuring and other charges. Adobe incurred Board of Director approved restructuring charges associated with realigning its business upon the acquisition of Macromedia in December 2005. These actions were taken to eliminate certain duplicative activities, focus our resources on future growth opportunities and reduce our cost structure. In connection with the worldwide restructuring plan, Adobe recognized costs related to termination benefits for former

Adobe employees whose positions were eliminated and for the closure of Adobe facilities. We also recognized costs related to the cancellation of certain contracts held by Adobe. Adobe excludes these items because these expenses are not reflective of ongoing operating results in the current period. Adobe has not incurred material restructuring charges in the prior two years and does not expect to incur additional restructuring charges in connection with further realignments of our business. It is possible, however, that additional charges related to its facility leases may be incurred for various reasons including changes in cost estimates, the date the facility is vacated, subtenant leases, etc.

C.            Amortization of purchased intangibles and incomplete technology. Adobe incurs amortization of purchased intangible assets primarily in connection with its acquisition of Macromedia in December 2005. Adobe also incurred a charge related to incomplete technology in connection with a small acquisition. Adobe excludes these items because these expenses are not reflective of ongoing operating results in the current period and have no direct correlation to the operation of Adobe’s business. In addition, the amortization of purchased intangibles from a business combination is generally a non-cash expense.

D.            Amortization of Macromedia deferred compensation. Adobe incurs amortization of acquired deferred compensation in connection with its acquisition of Macromedia in December 2005. Adobe excludes these items because these expenses are not reflective of ongoing operating results in the current period and have no direct correlation to the operation of Adobe’s business. In addition, the amortization of deferred compensation is a non-cash expense.

E.             Investment gains and losses. Adobe incurs investment gains and losses on the sale and exchange of equity securities that are held directly and also indirectly through investment partnerships. Adobe does not actively trade publicly-held securities nor does Adobe rely on these securities positions for funding its ongoing operations. We exclude gains and losses on these equity securities because these items are unrelated to our ongoing business and operating results.

F.             Tax differences related to the timing and deductibility of the Macromedia acquisition-related charges. These amounts are independent and not reflective of Adobe’s ongoing operating results and are excluded on such a basis consistent with the explanations provided above.

G.            Tax differences related to the timing and deductibility of SFAS 123R stock-based compensation. These amounts are dependent on the trading price of Adobe’s common stock and the timing and exercise by employees of their stock options. As such, they have no direct correlation to Adobe’s operation of its business.

H.            Net tax impact of the repatriation of certain foreign earnings. In the first quarter of 2005 Adobe repatriated foreign earnings under the American Jobs Creation Act of 2004. Future repatriations are not expected to reoccur. Adobe excludes this item because the repatriation transaction is not reflective of ongoing operating results and has no direct correlation to the operation of Adobe’s business.

The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure and the manner in which management compensates for these limitations when using the non-GAAP financial measure:

Adobe believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with Adobe’s financial results as determined in accordance with GAAP and that these measures should only be used to evaluate Adobe’s financial results in conjunction with the corresponding GAAP measures and that is why Adobe qualifies the use of non-GAAP financial information in a statement when non-GAAP information is presented.

The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors:

Adobe believes that where the adjustments used in calculating non-GAAP net income and non-GAAP net income per share are based on specific, identified amounts that impact different line items in the Condensed Consolidated Statements of Income (including cost of revenue - products, cost of revenue – services and support, gross margin, operating expenses (including research and development, sales and marketing, and general and administrative expenses), operating income and net income, net of tax) that it is useful to investors to understand how these specific line items in the Condensed Consolidated Statements of Income are affected by these adjustments for the following reasons:

A.            Cost of revenue (product, services and support, and total) and gross margin. Excluding stock-based compensation expense related to employee stock options and employee stock purchases from cost of revenue and gross margin calculations assists investors in evaluating period-over-period changes without giving effect to these charges which are non-cash in nature. Excluding the impact from the amortization of Macromedia deferred compensation and the amortization of purchased intangibles and incomplete technology assists investors in evaluating period-over-period changes without giving effect to these charges which are a function of prior period acquisition transactions rather than the underlying operating activities of the period presented.

B.            Operating expenses (including research and development, sales and marketing, and general and administrative expenses). Excluding stock-based compensation expense related to employee stock options and employee stock purchases assists investors in evaluating period-over-period changes in each line item of operating expenses without giving effect to these charges which are non-cash in nature. Excluding the impact of (a) the amortization of Macromedia deferred compensation, (b) restructuring and other charges, and (c) the amortization of purchased intangibles and incomplete technology assists investors in evaluating period-over-period changes to the affected line items in the Condensed Consolidated Statement of Income without giving effect to these charges which are a function of acquisition transactions rather than the underlying operating activities of the period presented.

C.            Operating income. Excluding stock-based compensation expense related to employee stock options and employee stock purchases from the calculation of operating income assists investors in evaluating period-over-period changes without giving effect to these charges which are non-cash in nature. Excluding the impact from (a) the amortization of Macromedia deferred compensation, (b) restructuring charges, and (c) the amortization of purchased intangibles and incomplete technology assists investors in evaluating period-over-period changes without giving effect to these charges which are a function of acquisition transactions rather than the underlying operating activities of the period presented.

D.            Net Income, Net of Tax Effect of Non-GAAP Adjustments. Excluding stock-based compensation expense related to employee stock options and employee stock purchases from the calculation of net income assists investors in evaluating period-over-period changes without giving effect to these charges which are non-cash in nature. Excluding the impact from (a) the amortization of Macromedia deferred compensation, (b) restructuring charges, and (c) the amortization of purchased intangibles and incomplete technology assists investors in evaluating period-over-period changes without giving effect to these charges which are a function of acquisition transactions rather than the underlying operating activities of the period presented. Excluding gains and losses on equity securities assists investors in evaluating changes in this measure without giving effect to transactions in equity securities which do not relate to the funding and performance of Adobe’s ongoing operations. Excluding the net tax impact of the repatriation of foreign earnings assists investors in comparing periods in which repatriation does not occur.

E.             Effective Tax Rate. Excluding the income tax effect of the non-GAAP pre-tax adjustments from provision for income taxes assists investors in understanding the tax provision associated with those adjustments and the effective tax rate of Adobe related to its ongoing operations.

Adobe will include expanded disclosure regarding our use of non-GAAP financial measures in future Current Reports on Form 8-K.

*      *      *

Adobe further acknowledges that:

•                  Adobe is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Adobe may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (408) 373-8411 with any questions regarding the above.

Sincerely,

ADOBE SYSTEMS INCORPORATED

By	/s/ Christine Csubak
Christine Csubak
Vice President and Corporate Controller

Cc:	Bruce R. Chizen (Adobe Systems Incorporated)
Randy W. Furr (Adobe Systems Incorporated)
Karen O. Cottle (Adobe Systems Incorporated)